VIA EDGAR

September 16, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attn: Ms. Alyssa Wall

Re:	Lichen China Limited Withdrawal of Request for Acceleration
File No. 333-264624 Registration Statement on Form F-1, as amended

Ladies and Gentlemen:

Univest Securities, LLC, acting as representative of the underwriters, respectfully requests withdrawal of its acceleration request letter filed as correspondence via EDGAR on September 14, 2022, which requested that the above-referenced Registration Statement become effective on September 16, 2022, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. The undersigned is no longer requesting that such Registration Statement be declared effective at this specific date and time and the undersigned hereby formally withdraws such request for acceleration.

Very truly yours,

Univest Securities, LLC

By:	/s/ Edric Guo
Name:	Edric Guo
Title:	CEO